UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Infrastructure and Energy Alternatives, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

45686J104
(CUSIP Number)

Todd E. Molz General Counsel, Chief Administrative Officer & Managing Director Oaktree Capital Group, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45686J104	SCHEDULE 13D	Page 2 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infrastructure and Energy Alternatives, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,177,131*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 17,177,131*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,177,131*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON OO

*In its capacity as the direct beneficial owner of 17,177,131 shares of common stock of the Issuer.

CUSIP No. 45686J104	SCHEDULE 13D	Page 3 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OT POF IEA Preferred B Aggregator, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,018,374*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,018,374*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

*In its capacity as the direct beneficial owner of warrants exercisable for 1,018,374 shares of common stock of the Issuer.

CUSIP No. 45686J104	SCHEDULE 13D	Page 4 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OT POF IEA Preferred B Aggregator GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,018,374*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,018,374*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the general partner of OT POF IEA Preferred B Aggregator, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 5 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Power Opportunities Fund III Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,195,505*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,195,505*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,195,505*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4%
14	TYPE OF REPORTING PERSON PN

*Solely in its capacity as the controlling equityholder of Infrastructure and Energy Alternatives, LLC and the managing member of OT POF IEA Preferred B Aggregator GP, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 6 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,195,505*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,195,505*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,195,505*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the general partner of Oaktree Power Opportunities Fund III Delaware, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 7 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,195,505*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,195,505*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,195,505*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4%
14	TYPE OF REPORTING PERSON PN

*Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 8 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,195,505*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,195,505*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,195,505*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4%
14	TYPE OF REPORTING PERSON PN

*Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 9 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,195,505*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,195,505*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,195,505*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 10 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,195,505*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,195,505*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,195,505*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 11 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,242,409*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,242,409*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,242,409*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.5%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 12 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,904*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 46,904*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,904*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN
*Solely in its capacity as managing member of OCM FIE, LLC.  Oaktree Capital Management GP LLC (“OCM GP LLC”) is the general partner of Oaktree Capital Management, L.P. and has the power to direct the management of Oaktree Capital Management, L.P. including its decisions with respect to the Subject Shares; Atlas OCM Holdings LLC (“Atlas OCM LLC”) is the sole managing member of OCM GP LLC and has the power to direct the management of OCM GP LLC including its decisions with respect to the Subject Shares; Atlas OCM LLC is managed by its ten member board of directors.

CUSIP No. 45686J104	SCHEDULE 13D	Page 13 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM FIE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,904*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 46,904*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,904*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO
*Solely pursuant to the policies of OCM and by virtue of the securities held by Messrs. Peter Jonna, a member of the Issuer’s board of directors, and Ian Schapiro, a former member of the Issuer’s board of directors.

CUSIP No. 45686J104	SCHEDULE 13D	Page 14 of 23

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D amends and supplements Amendment No. 1 to Schedule 13D (“Amendment No. 1”), filed on January 22, 2019, Amendment No. 2 to Schedule 13D (“Amendment No. 2”), filed on May 29, 2019, Amendment No. 3 to Schedule 13D (“Amendment No. 3”), filed on August 16, 2019, Amendment No. 4 to Schedule 13D (“Amendment No. 4”), filed on October 10, 2019, Amendment No. 5 to Schedule 13D (“Amendment No. 5”), filed on November 1, 2019 and Amendment No. 6 (“Amendment No. 6”), filed on November 18, 2019, each of which amended and supplemented the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 5, 2018 (together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Schedule 13D”), relating to Infrastructure and Energy Alternatives, Inc. (the “Issuer”).

As further described in Item 6 below, the Reporting Persons are party to certain agreements with Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P. (the “Ares Entities”).  As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Ares Entities.  The Reporting Persons expressly disclaim any membership in a group with the Ares Entities.  It is the understanding of the Reporting Persons that the Ares Entities are filing a separate Schedule 13D with respect to the shares of Common Stock beneficially owned by the Ares Entities.  The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any of the Ares Entities, and the Reporting Persons disclaim beneficial ownership over such shares.
Item 1.  Security and Issuer.
Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of the Issuer, a Delaware corporation, with principal executive offices at 6325 Digital Way, Suite 460, Indianapolis, Indiana 46278.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

Pursuant to the Third Amended and Restated Investor Rights Agreement (as defined below) and as described in Item 6 hereof, Oaktree now has the right to designate one director to the board of directors of the Issuer (the “Board”), rather than two directors.  Pursuant to the Third Amended and Restated Investor Rights Agreement, effective January 24, 2020, Mr. Ian Schapiro was no longer considered a designee of Oaktree and has resigned from the Board.  In addition, solely for the purpose of reclassifying the terms of certain Board members pursuant to the Third Amended and Restated Investors Rights Agreement, the Board accepted the resignations of Messrs. Peter Jonna (a designee of Oaktree) and Charles Garner (a designee of M III Sponsor) as members of the Board and all committees of the Board, effective January 24, 2020.  Simultaneously upon the effectiveness of the resignations of Messrs. Jonna and Garner, the Board reappointed each of Messrs. Jonna and Garner to serve as Class I directors until the 2021 annual meeting of shareholders, or until his successor is elected and qualified or his earlier death, resignation, removal or retirement.  Mr. Jonna was appointed to the Compensation Committee and the Nominating and Governance Committee of the Board.

Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) and (b)
As of the date of this Amendment No. 7, the Reporting Persons beneficially owned that number of shares of Common Stock (the “Subject Shares”) set forth on the cover pages hereto, which information is incorporated herein by reference.  Based on the Definitive Proxy Statement on Schedule 14A filed with the SEC by the Issuer on December 9, 2019, there are 22,252,489 shares of Common Stock outstanding as of November 29, 2019 (“Shares Outstanding”).  The aggregate percentage of shares of Common Stock reported as owned by each of OT POF IEA Preferred B Aggregator, L.P. (“Aggregator LP”) and OT POF IEA Preferred B Aggregator GP, LLC (“Aggregator GP”) is based on (i) the Shares Outstanding and (ii) the 1,018,374 shares of Common Stock issuable upon exercise of the Warrants held by Aggregator LP. The aggregate percentage of shares of Common Stock reported as owned by Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”) is based on (i) the Shares Outstanding, (ii) the 6,206,248 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) the 657,383 shares of Common Stock issuable upon exercise of the Warrants held by Oaktree LLC.  The aggregate percentage of shares of Common Stock reported as owned by each of Oaktree Power Opportunities Fund III Delaware, L.P. (“Oaktree”), Oaktree Fund GP, LLC (“GP”), Oaktree Fund GP I, L.P. (“GP I”), Oaktree Capital I, L.P. (“Capital I”), OCM

CUSIP No. 45686J104	SCHEDULE 13D	Page 15 of 23

Holdings I, LLC (“Holdings I”), Oaktree Holdings, LLC (“Holdings LLC”) and Oaktree Capital Group, LLC (“OCG”) is based on (i) the Shares Outstanding, (ii) the 1,018,374 shares of Common Stock issuable upon exercise of the Warrants held by Aggregator LP, (iii) the 657,383 shares of Common Stock issuable upon exercise of the Warrants held by Oaktree LLC and (iv) the 6,206,248 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.  The aggregate percentage of shares of Common Stock reported as owned by each of Oaktree Capital Management, L.P. (“OCM”) and OCM FIE, LLC (“FIE”) is based on the Shares Outstanding.  In accordance with the Amended Series A Certificate, the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock (as defined below) is calculated by dividing (i) the Stated Value by (ii) the volume weighted average price (“VWAP”) per share of common stock for the 30 consecutive trading days ending on the trading day immediately preceding the conversion date. In the event the Series A Preferred Stock is converted following an uncured non-payment, failure or default event, or if a holder of Series A Preferred Stock is converting (i) when the terms of the Series B Preferred Stock or the Issuer’s existing senior credit agreement would prohibit the payment of cash dividends or (ii) when any shares of Series B Preferred Stock is outstanding, for the purposes of the foregoing calculation, VWAP per share will be multiplied by 90%. The “VWAP per share” is defined as the per share volume-weighted average price as reported by Bloomberg (as further described in the Amended Series A Certificate). The foregoing calculations assume a conversion date of January 24, 2020 and gives effect to the Exchange.

Oaktree LLC may be deemed to directly beneficially own 17,177,131 shares of Common Stock, which is 59.0% of the Issuer’s Common Stock outstanding, and has sole power to vote and dispose of such shares. Such shares of Common Stock includes (i) the 6,206,248 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and (ii) the 657,383 shares of Common Stock issuable upon exercise of the Warrants held by Oaktree LLC.  In addition, as further described in Item 6 below, on November 14, 2019, pursuant to the Exchange Agreement (as defined below), the Issuer issued 19,123.87 shares of Series B-3 Preferred Stock to Oaktree LLC.  Such shares of Series B-3 Preferred Stock are not included in the number of shares set forth above because the conversion of the Series B-3 Preferred Stock is subject to material conditions (as further described in “Conversion into Common Stock in Connection with Certain Events” in Item 6 below) that are outside of the control of the Reporting Persons.

Aggregator LP may be deemed to directly beneficially own 1,018,374 shares of Common Stock comprised of shares issuable upon exercise of the Warrants held by Aggregator LP, which is 4.6% of the Issuer’s Common Stock outstanding, and has sole power to vote and dispose of such shares upon exercise of such Warrants.  Aggregator LP also owns shares of Series B-1 Preferred Stock.  Such shares of Series B-1 Preferred Stock are not included in the number of shares set forth in the preceding sentence because the conversion of the Series B-1 Preferred Stock is subject to material conditions that are outside of the control of the Reporting Persons.  As further described in Item 6 below, pursuant to the terms of the Tranche 2 Equity Commitment Agreement (as defined below), Aggregator LP has committed to purchase (i) up to 7,500 shares of Series B-3 Preferred Stock and approximately 257,812 Warrants, subject to the satisfaction of certain material conditions and (ii) up to an additional 7,500 shares of Series B-3 Preferred Stock and approximately 257,812 Warrants, to the extent the shares of Series B-3 Preferred Stock and corresponding Warrants are not purchased by the Issuer’s common stockholders in the Rights Offering (as defined below) (or if the proceeds from the Rights Offering are not used to repay the Issuer’s term loan).  Such shares of Series B-3 Preferred Stock issuable pursuant to the terms of the Tranche 2 Equity Commitment Agreement are not included in the number of shares set forth in the preceding sentence because the issuance of the Series B-3 Preferred Stock to Aggregator LP has not occurred and the conversion of the Series B-3 Preferred Stock is subject to material conditions that are outside of the control of the Reporting Persons.  The shares of Common Stock underlying such Warrants are not included in the number of shares set forth in the preceding sentence because the issuance of the Warrants has not occurred and such issuance pursuant to the Tranche 2 Equity Commitment Agreement is subject to material conditions outside of the control of the Reporting Persons.

Aggregator GP, in its capacity as the general partner of Aggregator LP has the ability to direct the management of Aggregator LP’s business, including the power to direct the decisions of Aggregator LP regarding the vote and disposition of securities held by Aggregator LP, therefore, Aggregator GP may be deemed to have indirect beneficial ownership of the Subject Shares held by Aggregator LP.

Oaktree, in its capacity as the managing member of Oaktree LLC, has the ability to direct the management of Oaktree LLC’s business, including the power to direct the decisions of Oaktree LLC regarding the vote and disposition of securities held by Oaktree LLC; therefore, Oaktree may be deemed to have indirect beneficial ownership of the Subject Shares held by Oaktree LLC. Pursuant to the Third Amended and Restated Investor Rights Agreement, each of Oaktree LLC and any affiliated transferee thereof has granted a power of attorney to vote such person’s shares of Common Stock and to act on such person’s behalf under the Third Amended and Restated Investor Rights Agreement. Additionally, Oaktree, in its capacity as the managing member of Aggregator GP, has the ability to direct the management of Aggregator GP’s business, including the

CUSIP No. 45686J104	SCHEDULE 13D	Page 16 of 23

power to direct the decisions of Aggregator GP regarding the vote and disposition of securities held by Aggregator LP; therefore, Oaktree may be deemed to have indirect beneficial ownership of the Subject Shares held by Aggregator LP.

GP, in its capacity as general partner of Oaktree, has the ability to direct the management of Oaktree’s business, including the power to direct the decisions of Oaktree regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, GP may be deemed to have indirect beneficial ownership of the Subject Shares.

GP I, in its capacity as the managing member of GP, has the ability to direct the management of GP’s business, including the power to direct the decisions of GP regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP, therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings LLC, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holdings I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the Subject Shares.

OCG, in its capacity as the managing member of Holdings LLC, has the ability to direct the management of Holdings LLC’s business, including the power to direct the decisions of Holdings LLC regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

Pursuant to the policies of OCM, Messrs. Schapiro and Jonna hold their securities for the benefit of FIE.  OCM is the managing member of FIE, Oaktree Capital Management GP LLC (“OCM GP LLC”) is the general partner of OCM, Atlas OCM Holdings LLC (“Atlas OCM LLC”) is the sole managing member of OCM GP LLC and Atlas OCM LLC is managed by its ten member board of directors.

With respect to the Subject Shares reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of Subject Shares which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Oaktree LLC and Aggregator LP, that it is the beneficial owner of any of the Subject Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than Oaktree LLC and Aggregator LP.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any Subject Shares; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the Subject Shares beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the Subject Shares reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) Except as otherwise set forth in the Schedule 13D, none of the Reporting Persons has effected any transactions related to the Common Stock during the past 60 days.

(d) Not applicable.

CUSIP No. 45686J104	SCHEDULE 13D	Page 17 of 23

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

Item 6 is supplemented by adding the following:

First Amendment to Rights Offering Agreement

On January 27, 2020, Oaktree LLC and Oaktree entered into the First Amendment to Rights Offering Agreement (the “First Amendment to Rights Offering Agreement”), with the Issuer, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P. The First Amendment to Rights Offering Agreement amends the Rights Offering Agreement, dated as of October 29, 2019, to amend certain terms and conditions of the rights offering to be conducted by the Issuer as provided in Annex A attached thereto.

The foregoing description of the First Amendment to Rights Offering Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amendment to Rights Offering Agreement, which is filed hereto as Exhibit 37, and is incorporated herein by reference.

Third Amended and Restated Investor Rights Agreement

On January 23, 2020, Oaktree LLC and Oaktree entered into the Third Amended and Restated Investor Rights Agreement (“Third A&R Investor Rights Agreement”), with the Issuer and M III Sponsor. The Third A&R Investor Rights Agreement amends and restates the Second Amended and Restated Investor Rights Agreement, dated as of August 30, 2019 in order to, among other things:

●	reduce the size of the Board from ten directors to seven directors;

●	amend the corporate governance rights of M III Sponsor and Oaktree, so that each of M III Sponsor and Oaktree has the right to designate a sole director to the Board, rather than two directors;

●	specify that the Issuer will use its reasonable best efforts to reclassify the terms of certain directors; and

●
agree that Mohsin Meghji will no longer be considered a designee of M III Sponsor and resign from the Board, and that Ian Schapiro will no longer be considered a designee of Oaktree and resign from the Board.

The foregoing description of the Third Amended and Restated Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Third Amended and Restated Investor Rights Agreement, which is filed hereto as Exhibit 38, and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of January 28, 2020.
Exhibit 2
Agreement and Plan of Merger, dated as of November 3, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.1 to the Issuer’s Amendment No.1 to its Current Report on Form 8-K filed November 8, 2017).

Exhibit 3
Amendment No. 1 to the Agreement and Plan of Merger, dated November 15, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed November 21, 2017).

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Exhibit 4
Amendment No. 2 to the Agreement and Plan of Merger, dated December 27, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed January 2, 2018).

Exhibit 5
Amendment No. 3 to the Agreement and Plan of Merger, dated January 9, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.4 to the Issuer’s Current Report on Form 8-K filed January 10, 2018).

Exhibit 6
Amendment No. 4 to the Agreement and Plan of Merger, dated February 7, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.5 to the Issuer’s Current Report on Form 8-K filed February 9, 2018).

Exhibit 7
Amendment No. 5 to the Agreement and Plan of Merger, dated March 8, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.6 to the Issuer’s Current Report on Form 8-K filed March 8, 2018).

Exhibit 8
Waiver, Consent and Agreement to Forfeit Founder Shares, dated as of March 20, 2018, by and among IEA Energy Services LLC, Infrastructure and Energy Alternatives, LLC, Oaktree Power Opportunities Fund III Delaware, L.P., M III Acquisition Corp., Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, M III Sponsor I LLC and M III Sponsor I LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 20, 2018).

Exhibit 9
Founder Shares Amendment Agreement, dated as of March 26, 2018, by and among M III Sponsor I LLC, M III Sponsor I LP, M III Acquisition Corp. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 10
Registration Rights Agreement dated as of March 26, 2018 by and among Infrastructure and Energy Alternatives, Inc., Oaktree LLC, M III Sponsor I LLC and M III Sponsor I LP, Cantor Fitzgerald & Co., Mr. Osbert Hood and Mr. Philip Marber (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 11
Certificate of Designations of Series A Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 12
Investor Rights Agreement, dated as of March 26, 2018, (i) by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC and any other Sponsor Affiliated Transferees who become a party to the agreement; and (ii) Infrastructure and Energy Alternatives, Inc. Infrastructure and Energy Alternatives, LLC, any other Seller Affiliated Transferees who become a party to the agreement and Oaktree Power Opportunities Fund III Delaware, L.P., in its capacity as the representatives of the Selling Stockholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 13
First Amendment to Amended and Restated Registration Rights Agreement, dated as of June 6, 2018, by and between Infrastructure and Energy Alternatives, Inc. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 7, 2018).

Exhibit 14
Amended and Restated Founder Shares Amendment Agreement, dated as of June 6, 2018, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, M III Sponsor I LP, Infrastructure and Energy Alternatives, LLC and Messrs. Hood and Marber (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 7, 2018.)

Exhibit 15
Equity Commitment Agreement, dated as of May 14, 2019, by and among Infrastructure and Energy Alternatives Inc., the Commitment Parties thereto, and Oaktree Power Opportunities Fund III Delaware, L.P., solely for limited purposes (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 10-Q filed on May 15, 2019).

Exhibit 16
Amended and Restated Equity Commitment Agreement, dated May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., and the commitment parties party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

CUSIP No. 45686J104	SCHEDULE 13D	Page 19 of 23

Exhibit 17
Warrant Agreement, dated May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc. and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 18
Second Amendment to Amended and Restated Registration Rights Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, Ares Special Situations Fund IV, L.P. and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 19
Certificate of Designations of Series B Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 20
Amended and Restated Investor Rights Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, Infrastructure and Energy Alternatives, LLC and Oaktree Power Opportunities Fund III Delaware, L.P.  (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 21
Amended and Restated Certificate of Designations of Series A Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 22
Equity Commitment Agreement, dated August 13, 2019, by and among Infrastructure and Energy Alternatives, Inc., the Commitment Parties party thereto and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10-Q filed on August 14, 2019).

Exhibit 23
Second Amended and Restated Investor Rights Agreement, dated as of August 30, 2019, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, Infrastructure and Energy Alternatives, LLC and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on August 30, 2019).

Exhibit 24
Equity Commitment Agreement, dated October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., the Commitment Parties party thereto, Oaktree Power Opportunities Fund III Delaware, L.P., Infrastructure and Energy Alternatives, LLC, and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 25
Preferred Stock Exchange Agreement, dated October 29, 2019, by and among the Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P., Oaktree Power Opportunities Fund III Delaware, L.P., and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 26
Rights Offering Agreement, dated October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P., Oaktree Power Opportunities Fund III Delaware, L.P., and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 27
Voting Agreement, dated as of October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, OT POF IEA Preferred B Aggregator, L.P., M III Sponsor, Mohsin Y. Meghji, Mohsin Meghji 2016 Gift Trust and Charles Garner and M III Sponsor I LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 28
Indemnification Letter Agreement, dated as of October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., Oaktree Power Opportunities Fund III Delaware L.P., Infrastructure and Energy Alternatives, LLC and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 29
Certificate of Designations of Series B-3 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 30
Second Amended and Restated Certificate of Designations of Series B-1 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 31
Amended and Restated Certificate of Designations of Series B-2 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 32
Investor Rights Agreement, dated November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P., Infrastructure and Energy Alternatives, LLC and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on November 15, 2019).

CUSIP No. 45686J104	SCHEDULE 13D	Page 20 of 23

Exhibit 33
Warrant Certificate, dated November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc. and Ares Special Situations Fund IV, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 34
Warrant Certificate, dated November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc. and ASOF Holdings I, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 35
Warrant Certificate, dated November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 36
Fourth Amendment to Amended and Restated Registration Rights Agreement, dated as of November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc., OT POF IEA Preferred B Aggregator, L.P., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 37
First Amendment to Rights Offering Agreement, dated as of January 27, 2020, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P., Oaktree Power Opportunities Fund III Delaware, L.P., Infrastructure and Energy Alternatives, LLC and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on January 27, 2020).

Exhibit 38
Third Amended and Restated Investor Rights Agreement, dated as of January 23, 2020, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, Infrastructure and Energy Alternatives, LLC and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on January 27, 2020).

CUSIP No. 45686J104	SCHEDULE 13D	Page 21 of 23

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2020

Infrastructure and Energy Alternatives, LLC

By:	/s/ Peter Jonna
Name: Peter Jonna Title: Authorized Signatory

OT POF IEA Preferred B Aggregator, L.P.

By:	OT POF IEA Preferred B Aggregator GP, LLC
Its:	General Partner

By:	Oaktree Power Opportunities Fund III Delaware, L.P.
Its:	Managing Member

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

OT POF IEA Preferred B Aggregator GP, LLC

By:	Oaktree Power Opportunities Fund III Delaware, L.P.
Its:	Managing Member

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

CUSIP No. 45686J104	SCHEDULE 13D	Page 22 of 23

Oaktree Power Opportunities Fund III Delaware, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

Oaktree Fund GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

Oaktree Fund GP I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

Oaktree Capital I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren Title: Vice President

OCM Holdings I, LLC

By:	/s/ Henry Orren
Name: Henry Orren Title: Vice President

CUSIP No. 45686J104	SCHEDULE 13D	Page 23 of 23

Oaktree Holdings, LLC

By:	/s/ Henry Orren
Name: Henry Orren Title: Vice President

Oaktree Capital Group, LLC

By:	/s/ Henry Orren
Name: Henry Orren Title: Vice President

Oaktree Capital Management, L.P.

By:	/s/ Henry Orren
Name: Henry Orren Title: Vice President

OCM FIE, LLC

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory